Exhibit 99.1

Santech Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: STEC)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be Held on December 19, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of Santech Holdings Limited (the “Company”) will be held at Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong on Friday, December 19, 2025, at 10:00 a.m., Hong Kong Time (or 9:00 p.m. Thursday, December 18, 2025, New York Time) for the following purposes:

AGENDA

To consider, and if thought fit, pass the following resolutions:

1.

THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands being obtained, the existing English name of the Company shall be changed from “Santech Holdings Limited” to “BitVentures Limited”, and the existing Chinese name “三合智能控股有限公司” previously adopted and registered as the dual foreign name of the Company shall no longer be adopted such that the Company will have no dual foreign name in Chinese name, with effect from the date on which the Registrar of Companies in the Cayman Islands issues the certificate of incorporation on change of name of the Company (the “Change of Company Name”); and that any one director of the Company and/or the registered office provider of the Company be authorized to do all such acts and things and execute and deliver all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.

2.

THAT, with immediate effect on the date of the termination of the Company’s deposit agreement dated March 25, 2021 among the Company the Depositary for the Company’s American Depositary Shares (the “ADSs”), and owners and holders of ADSs issued thereunder as determined by any one director of the Company in his or her absolute discretion, every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”), with all fractional Consolidated Shares resulting from the Share Consolidation not be issued to holders of the same, but instead any fractional interest in Consolidated Ordinary Shares that would otherwise result from the Share Consolidation shall be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share, such that the authorized share capital of the Company will be changed from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 ordinary shares of par value US$0.0020 each.

3.

THAT, with immediate effect on the date of and following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000 divided into 25,000,000 ordinary shares of US$0.0020 par value, to US$200,000 divided into 100,000,000 ordinary shares of par value US$0.0020 each, by the creation of an additional 75,000,000 authorized ordinary shares of par value US$0.0020 each in the capital of the Company (the “Increase of Authorized Share Capital”).

4.	THAT, AS A SPECIAL RESOLUTION, conditional upon and with effect on all the Change of Company Name, the Share Consolidation, and the Increase of Authorized Share Capital becoming effective:

(a)

the third amended and restated memorandum and articles of association of the Company (the “New M&A”), in the form of the document marked “A” as produced at the EGM and for purpose of identification initialed by the chairman of the EGM, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and

(b)

the registered office provider of the Company be authorized and instructed to file the New M&A and any special resolutions passed with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the New M&A in the Cayman Islands.

5.	THAT Lawrence Wai LOK, a director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as a director of the Company.

6.

THAT Wing To Howard CHAN, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.

7.	THAT Fai KAM, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.

8.

THAT any one director and/or any one officer of the Company be authorized, approved, ratified and directed, on behalf of the Company, to execute and deliver, and (where required) to affix the common seal of the Company to, such further documents and take such further actions as such director or officer shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the foregoing resolutions.

Holders of record of the Company’s ordinary shares as of the close of business on November 24, 2025, Hong Kong Time (the “Ordinary Shares Record Date”), be eligible to attend and vote at the EGM, and holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on November 24, 2025, New York Time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying ordinary shares, shall give voting instructions to and act through Deutsche Bank Trust Company Americas, the depositary of the ADSs.

FORM OF PROXY AND FORM OF VOTING CARD FOR ADSs

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Ordinary Shares) or form of voting card for ADSs (for holders of ADSs) for further details and instructions, which are also available for viewing on our website at https://ir.santechholdings.com and website of the U.S. Securities and Exchange Commission at www.sec.gov.

Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying form of proxy to us (for holders of Ordinary Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 10:00 a.m. on December 17, 2025, Hong Kong Time to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on December 15, 2025 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board of Directors of Santech Holdings Limited

/s/ Lawrence Wai Lok

Lawrence Wai Lok

Chairman of the Board of Directors

Hong Kong

December 2, 2025